JABIL CIRCUIT, INC.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, FL 33716

March 30, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Craig D. Wilson, Senior Assistant Chief Accountant

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2011
Filed October 27, 2011
File No. 001-14063

Dear Mr. Wilson:

On behalf of Jabil Circuit, Inc. (“Jabil”), I am writing in response to the comment set forth in your letter dated March 19, 2012 (the “Comment Letter”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Staff’s comment is repeated below, along with Jabil’s response to the comment set forth immediately following the comment.

Comment

Form 10-K for the Fiscal Year Ended August 31, 2011

Note 11. Concentration of Risk and Segment Data, page 88

1.	We note your response to prior comment 5 indicates that business unit financial information exits and is used to ensure that daily business operations are executed effectively and efficiently. However, this business unit financial information is not used by the CODM in making overall resource allocation and performance decisions. Please address the following:

•	Tell us whether the CODM reviews the business unit financial information.

Securities and Exchange Commission

March 30, 2012

•

To the extent that the CODM does review the business unit financial information, it would seem that the effectiveness and efficiency of daily business operations would impact overall resource allocation and performance decisions. Please advise.

•

To the extent that the CODM does not review the business unit financial information, tell us who reviews this information and how resources are allocated within each business group to the various business units.

Response to Comment

The CODM does not review financial information at the business unit level. The financial information reviewed by the CODM is at the business group level, which is comprised of the Company’s operating segments and includes Diversified Manufacturing Services (“DMS”), High Velocity Systems (“HVS”) and Enterprise and Infrastructure (“E&I”) (collectively herein referred to as “business groups”). Therefore, decisions regarding performance assessment and resource allocation are made by the CODM at the business group level.

As previously outlined, a business unit is generally comprised of an individual customer with Business Unit Managers (“BUMs”) and Business Unit Directors (“BUDs”) assigned to coordinate the financial, manufacturing and engineering commitments for that customer on a global basis. Accordingly, the Company’s BUMs, BUDs and operational management teams at each of our manufacturing facilities primarily review the business unit level financial information in order to assess whether or not they are meeting their designated responsibilities for their specific business unit and to ensure that the daily execution of manufacturing activities are being effectively managed.

Resource allocation determinations made by the CODM are based upon the performance results of each business group (i.e. DMS, HVS and E&I) and the investment required in order to position the organization to meet its long-term strategic goals. More specifically, the strategic objective of Jabil is to optimize results through a balanced mix of higher-margin business that is expected to be generated by DMS (which is targeted to grow to 50% of Jabil’s business) with lower-margin but high volume business generated by the HVS and E&I groups. Once resource allocation determinations are made by the CODM, the capital and other resources are deployed within the respective business groups. In turn, the management personnel within these business groups are responsible for investing the allocated resources, including prioritization and investment in business unit level activities, in order to achieve the business group performance targets set forth by the CODM and for the organization to achieve its long-term strategic goals.

* * *

Securities and Exchange Commission

March 30, 2012

Jabil acknowledges the following:

•	Jabil is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Jabil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jabil believes that the foregoing responds fully to the question in the Staff’s March 19, 2012 Comment Letter. Please let us know if you have any questions about our response.

Respectfully submitted, JABIL CIRCUIT, INC.

By:	/s/ Forbes I.J. Alexander
Forbes I.J. Alexander Chief Financial Officer

cc:	Timothy L. Main, President and Chief Executive Officer, Jabil Circuit, Inc.
Robert L. Paver, General Counsel, Jabil Circuit, Inc.
Chester E. Bacheller, Esq., Holland & Knight LLP
James R. Estes, Partner, Ernst & Young LLP